Mail Stop 3561

February 22, 2006

Joel Kanter, President
Echo HealthcareAcquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> **RE: Echo Healthcare Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-126650**
> **Amendment Filed: February 2, 2006**

Dear Mr. Kanter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment.

2. We note disclosure in article sixth in the Amended and Restated Certificate of Incorporation of Echo Healthcare that states "[T]he following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether

or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Dilution, page 35

3. We noted that you are using $47,980,000 in the dilution computation, which has not been reduced for expenses that will be deferred and placed in the trust account. Please revise your computation to use the net proceeds from the offering after offering expenses ($46,222,500), consistent with your disclosures on page 30 (use of proceeds).

Financial Statements

Notes to Financial Statements

Note C – Proposed Offering, F-9

4. We note your disclosure surrounding the founding director warrants (warrants). Tell us in detail how you intend to account for the warrants in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the warrants would appear to be material to your financial statements, please disclose the estimated fair value and the significant assumptions used in your estimate. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

5. Considering our comment above, it appears that the warrants are also subject to a registration rights agreement. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Note F – Commitments and Other Matters, F-11

6. We note the disclosure here and the discussion on page 80, include the use of the volatility of the Russell 2000 Healthcare Index as an estimate of your volatility factor. Please tell us why you believe the volatility of a diversified index, including companies with market capitalizations from $600 million to $1.8 billion, provides a reasonable volatility estimate for your company. Please advise or revise as necessary.

7. We noted the disclosure on F-8 states the expected life of the warrants are four years. It is unclear how you determined an expected life assumption of five years is appropriate. Please clarify and revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
    404-572-6999